DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com

David Hubb david.hubb@dlapiper.com T 650.833.2164 F 650.687.1176
December 21, 2006
Mr. David Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Re:	Immersion Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 10, 2006
Dear Mr. Edgar:
This letter is submitted on behalf of Immersion Corporation (the “Company”) in response to the comments dated December 20, 2006, that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 10, 2006.
In your comments, you requested that the Company respond to the Staff within ten business days. However, as we discussed, in light of the Christmas holiday and the related vacations that personnel at the Company have scheduled, the Company’s resources are strained and focused on year end matters. Accordingly, the Company requests that it be granted an additional ten business days, to January 19, 2007, to respond to the Staff’s comments.
Thank you for assistance with this matter. If you have any questions or comments, do not hesitate to contact the undersigned at (650) 833-2164 or the Company’s Chief Financial Officer, Stephen Ambler, at (408) 350-8767.
Sincerely,
DLA Piper US LLP
/s/ David A. Hubb
David A. Hubb
cc:	Mr. Brad Skinner Mr. Stephen Ambler